FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March, 2010

Commission File Number: 001-10220

REPSOL YPF, S.A.

(Exact name of registrant as specified in its charter)

Paseo de la Castellana, 278

28046 Madrid, Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

REPSOL YPF, S.A.

Item

1.	Press release regarding agreement on CLH.

Madrid, March 26th 2010

Number of pages: 2

REPSOL, PETRONOR AND BBK REACH AN AGREEMENT ON CLH

•	BBK acquires 5% of Compañia Logistica de Hidrocarburos (CLH) held by Petronor, which, as part of the transaction, transfers to Repsol the remaining 0.33% it owned in CLH.

•	Repsol has reduced its holding in CLH from 15% to 10% and aims to cut its stake by an additional 5%.

•	Both BBK and Repsol reaffirm their full support of CLH’s strategy and management.

Repsol, Petronor and BBK signed yesterday an agreement through which BBK acquires 5% of Compañia Logistica de Hidrocarburos (CLH) held by Petronor. The holding was sold for 145 million euros, representing a net capital gain for the Repsol Group, once taxes and minority shareholdings are excluded, of 107 million euros.

With this transaction, Repsol has reduced its holding in CLH to 10% and aims to cut its stake in the transport company by an additional 5%, with Citigroup acting as advisor. As part of the transaction, Petronor has transferred to Repsol in the same conditions the remaining 0.33% it owned in CLH.

By acquiring this 5%, BBK takes a position in a company that, by its positioning in the logistics services sector for storage, transport and distribution of hydrocarbons, is strategic for the economy and the industrial activity of the country. CLH is also a company with low leverage and is financially sound, due to growth and recurrent flows.

Following this transaction, both BBK and Repsol wish to express their full support of CLH’s strategy and management, and Repsol reaffirms its intention to remain as shareholder and first industrial client of the logistics company.

CLH provides service to the majority of operators in Spain. It has one of the largest and most efficient hydrocarbons logistical networks in the world, with more than 3,800 kilometres of oil transport pipelines, 37 storage centres with a total capacity of more than 7 million cubic metres and 29 airport storage centres. In 2009, the company’s revenue was 592 million euros with an EBITDA of 302 million euros.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REPSOL YPF, S.A.

Date:	March 26th, 2010	By:	/S/ IÑIGO ALONSO DE NORIEGA
		Name:	Iñigo Alonso de Noriega
		Title:	Corporate Governance Director